Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 9, 2007

Relating to Preliminary Prospectus dated October 9, 2007

Registration No. 333-144099

AFFINION GROUP HOLDINGS, INC.

FREE WRITING PROSPECTUS

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus dated October 9, 2007 (the “Preliminary Prospectus”) that reflects changes from the preliminary prospectus dated September 21, 2007, and to provide you with a hyperlink to the current version of the Registration Statement on Form S-1 (File No. 333-144099), which includes the Preliminary Prospectus. References below to “we,” “us,” and “our” are used in the manner described in the preliminary prospectus dated September 21, 2007 (the “Prior Filing”).

The Preliminary Prospectus includes the information set forth below and forms a part of our Registration Statement on Form S-1 (Registration No. 333-144099) to which this Free Writing Prospectus relates. You should read the entire Preliminary Prospectus carefully before you to decide to invest in our common stock, including the information presented under the section entitled “Risk Factors” and the consolidated and combined financial statements and the related notes thereto.

To review our current registration statement and the Preliminary Prospectus, click on, or copy and paste into your internet browser, the following link on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/1404624/000119312507214773/ds1a.htm

Our Central Index Key, or CIK, on the SEC Web site is 0001404624.

The first six sentences of the first paragraph under the heading “Audit Committee” on page 109 of the Preliminary Prospectus were amended from the Prior Filing primarily to disclose that the chairman of our audit committee will no longer be independent and read as follows:

“The current members of the audit committee are Messrs. Vecchione, Hedges and Srednicki. Our board of directors has determined that Messrs. Hedges and Srednicki meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. Mr. Vecchione is the chairman of the audit committee, and our board of directors has determined that Mr. Vecchione is an “audit committee financial expert” within the meaning of the NYSE standards. Previously, our board of directors had determined that Mr. Vecchione met the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. However, Mr. Vecchione recently informed us that he has accepted an offer to become a senior executive of the Apollo Operating Group. Mr. Vecchione will continue to be the chairman of our audit committee and an audit committee financial expert immediately following the consummation of this offering until his successor is appointed but he will not be considered independent within the meaning of Rule 10A-3(b)(1) under the Exchange Act. Within one year after completion of this offering, we expect that our audit committee will be composed of three members, all of whom will satisfy the independence requirements of the SEC rules and the listing standards of the NYSE, and the financial literacy standards for audit committee members under these rules and listing standards.”

The cover page of the Preliminary Prospectus was revised to specify the number of shares of common stock subject to the underwriters’ over-allotment option.

The Capitalization table on page 36 of the Preliminary Prospectus was revised to add a footnote that explains why the accumulated deficit amount changes between the “actual” and “as adjusted” amounts.

The “Management” section on pages 105-106 of the Preliminary Prospectus reflect the addition of Brian J. Dick, our Senior Vice President and Chief Accounting Officer, as one of our executive officers.

The “Underwriting” section of the Preliminary Prospectus reflect the following changes from the Prior Filing: (a) the offering is being conducted in compliance with National Association of Securities Dealers Conduct Rule 2710(h), the price of the common stock to be sold in the offering can be no higher than that recommended by a “qualified independent underwriter” and Morgan Stanley has agreed to act as qualified independent underwriter, each as more fully disclosed on page 166 of the Preliminary Prospectus, (b) the $10.0 million termination fee payable under the consulting agreement with Apollo is deemed to constitute underwriters’ compensation, as more fully disclosed on page 167 of the Preliminary Prospectus and (c) the shares of common stock sold pursuant to the directed share program will not be subject to a 180-day lock-up and therefore the lock-up language was deleted on page 167 of the Preliminary Prospectus.

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We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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